UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number 001-42579

Lianhe Sowell International Group Ltd

(Translation of registrant’s name into English)

RM1502, Sannuo Smart Building,

No. 3388 Binhai Ave, Binhai Community,

Nanshan District, Shenzhen, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Entry into Certain Acting-in-Concert Agreement

On September 9, 2025, Patton Holding Group Limited (“Patton Holding”), a British Virgin Islands company and shareholder of Lianhe Sowell International Group Ltd (the “Company”) and Lianyue Holding Limited (“Lianyue Holding”), a British Virgin Islands company and shareholder of the Company, entered into an Agreement for the Confirmation and Undertaking of Acting-in-Concert (the “AIC Agreement”). Patton Holding is a holding company whose sole director and shareholder is Mr. Dengyao Jia, the Company’s Chairman and director. Lianyue Holding is a holding company whose sole director and shareholder is Mr. Yue Zhu, the Company’s CEO and director.

Pursuant to the AIC Agreement, from the time of the agreement until the earlier of (a) the termination of the agreement by the parties in writing or (b) Patton Holding's cessation as a shareholder of the Company, the parties thereto agree to (x) vote as a group on an unanimous basis in matters requiring shareholder votes relating to the financials, operational and management matters of the Company or its subsidiaries after consensus is reached between the parties; (y) in the absence of a consensus, Lianyue Holding shall vote in accordance with the voting direction of Patton Holding, subject to certain exceptions, including if the voting direction would fundamentally impair the interests of Lianyue Holding or other shareholders of the Company; and (z) Patton Holding be delegated with the authority as the agent to vote on behalf of Lianyue Holding.

Exhibits

Exhibit No.	Description
99.1	Agreement for the Confirmation and Undertaking of Acting-in-Concert, dated September 9, 2025, by and between Patton Holding Group Limited and Lianyue Holding Limited

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lianhe Sowell International Group Ltd.

Date: September 10, 2025	By:	/s/ Yue Zhu
Yue Zhu
Chief Executive Officer

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